Issuer Free Writing Prospectus, dated April 3, 2014

Filed Pursuant to Rule 433 of the Securities Act of 1933

Relating to the Preliminary Prospectus dated March 13, 2014

Registration No. 333-194523

NOTICE OF PRIORITY SUBSCRIPTION IN OI’S REGISTERED OFFERING

April 3, 2014. Oi S.A. (“Oi”) hereby notifies you that it launched a global offering of common and preferred shares, including common and preferred shares in the form of American Depositary Shares (“ADSs”) on April 3, 2014. The global offering consists of an international offering outside Brazil and an offering in Brazil. The international offering is registered with the U.S. Securities and Exchange Commission (the “SEC”) in the United States, and the offering in Brazil is exempt from registration with the SEC under Regulation S of the U.S. Securities Act of 1933, as amended, and is in process of registration with the Comissão de Valores Mobiliários, the Brazilian Securities and Exchange Commission (the “CVM”) in Brazil, which includes an authorization to use a prospectus in the Portuguese language. The offering will not be registered in any other country or jurisdiction. We filed a preliminary prospectus supplement in connection with this offering with the SEC today pursuant to our existing registration statement filed with the SEC on March 13, 2014.

Each of Oi’s existing common shareholders and preferred shareholders as of April 9, 2014, the first record date, will be given the opportunity to subscribe for common or preferred shares, as the case may be, in the Brazilian offering on a priority basis. The priority subscription period for related parties will occur on April 10, 2014 and the priority subscription period for all other shareholders will begin on April 10, 2014 and end on April 24, 2014.

Priority subscription is not available to holders of ADSs.

An ADS holder that wishes to be eligible for priority subscription must make the necessary arrangements to cancel such holder’s ADSs and take delivery of the underlying shares in a Brazilian account. An ADS holder will need to comply with applicable Brazilian regulations to hold the shares in a Brazilian account, which such ADS holder should review with appropriate legal or other advisors. In order to become eligible to participate in the priority subscription in Brazil, an ADS holder must surrender their ADSs to The Bank of New York Mellon, as Depositary, pay the Depositary’s cancellation fee of US$0.05 per ADS surrendered, and take delivery of the underlying shares, as described above, by April 8, 2014 in order to become a record holder by April 9, 2014. An ADS holder wishing to participate in the priority subscription must verify the applicable procedures for surrender of ADSs with its broker. A holder of Oi shares located outside Brazil must make certain representations set forth in the applicable subscription form concerning compliance with local law in the holder’s jurisdiction in order to participate in the priority subscription. The priority subscription is not available to a shareholder if the subscription would violate local laws of the shareholder’s jurisdiction. It is each shareholder’s responsibility to determine its eligibility under local laws of its jurisdiction.

Priority subscriptions will be allocated based on the number of shares each shareholder owns as of April 17, 2014, the second record date, as adjusted by eventual assignments of priority rights, and each of our existing shareholders will be eligible to subscribe for up to the number of common shares or preferred shares, as the case may be, necessary to avoid dilution of such shareholder’s pro rata stake in the class or classes of shares of our company held by such shareholder. A holder of common shares may only subscribe for common shares in the priority subscription and a holder of preferred shares may only subscribe for preferred shares in the priority subscription. Additional details about the priority subscription process are available in the preliminary prospectus supplement, which we filed with the SEC on April 3, 2014.

The price of the common shares and preferred shares subscribed pursuant to the priority subscription will be the price of such shares to the public in the Brazilian offering, which will be determined upon completion of the marketing of the global offering. The price determination for our preferred shares will be made by agreement between us and the underwriters based on the process for evaluating investor demand known as bookbuilding. The price per common share will be based solely on the price per preferred share, with the price of one preferred share being equal to the price of 0.9211 common shares. These prices will be set forth on the cover page of the final prospectus supplement for the global offering.

In order to participate in the priority subscription, a shareholder eligible to participate must submit the applicable subscription form to a participating institution in the Brazilian offering on April 10, 2014 (in the case of related party shareholders) and between April 10, 2014 and April 24, 2014 (in the case of all other shareholders), indicating a desired maximum investment amount in reais. The eligible shareholder may also limit the subscription to a maximum price per common share or preferred share, as the case may be. The applicable subscription forms will be included in a Form 6-K to be filed by us with the SEC on or after April 3, 2014. By submitting the applicable subscription form to a participating institution in the Brazilian offering, the shareholder will be contractually obligated to purchase shares at a price to be determined on the pricing date based on the book building process as described above. For additional information about the priority subscription process, please see the preliminary prospectus supplement filed with the SEC.

A shareholder will not know the price per common share or preferred share at the time such holder commits to subscribe shares in the priority subscription. A shareholder will consequently be unable to know the cost of avoiding dilution of its interest in us, and a shareholder will also be unable to estimate the book value dilution that will result from the public offering price.

A shareholder will only know how many shares it will be purchasing in the priority subscription after the offering price has been determined, because the number of shares may be limited by the orders placed by other shareholders and by such shareholder’s maximum investment amount. If a shareholder opts to set forth a maximum price per share, its order will be automatically cancelled if the offering price exceeds the maximum price per share set forth in the subscription form.

A shareholder that participates in the priority subscription will agree to pay for the shares at the price to be determined on the pricing date in cash in reais.

Detailed information about the priority subscription and the global offering is included in the preliminary prospectus supplement on file with the SEC. Please visit the SEC’s website (www.sec.gov) or contact Oi at the number below to obtain a copy of the preliminary prospectus supplement and accompanying prospectus. Should you have any questions concerning this notice, you may contact representatives of Oi by calling toll-free 1-855-672-2332.

Important Notice

Oi S.A. (“Oi”) has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents Oi has filed with the SEC for more complete information about Oi and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Oi will arrange to send you the prospectus if you request it by calling toll-free 1-855-672-2332.

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